Exhibit 12.1

Reinsurance Group of America, Incorporated

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,						For the Three Months Ended March 31, 2004
	1999	2000	2001		2002	2003
Income from continuing operations before income taxes	$92.1	$175.0	$66.2		$194.0	$271.6	$94.8
Minority interest in earnings (losses) of consolidated subsidiaries included in income from continuing operations before income taxes	1.0	0.3	—		—	—	—

Fixed charges:
Interest expensed and capitalized	11.0	17.6	18.1		35.5	36.8	9.5
One-third of rentals	1.4	2.0	1.8		2.2	2.5	0.6

Total fixed charges	12.4	19.6	19.9		37.7	39.3	10.1
Interest credited under reinsurance contracts	153.1	104.8	111.7		126.7	179.7	47.0

Total fixed charges including interest credited under reinsurance contracts	$165.5	$124.4	$131.6		$164.4	$219.0	$57.1

Less interest capitalized, net of amortization	—	—	—		—	—	—

Income from continuing operations before income taxes and minority interest plus total fixed charges	$105.5	$194.9	$86.1		$231.7	$310.9	$104.9

Income from continuing operations before income taxes and minority interest plus total fixed charges including interest credited under reinsurance contracts	$258.6	$299.7	$197.8		$358.4	$490.6	$151.9

Ratio of earnings to fixed charges	8.5	9.9	4.3	(1)	6.1	7.9	10.4

Ratio of earnings to fixed charges including interest credited under reinsurance contracts	1.6	2.4	1.5	(1)	2.2	2.2	2.7

(1)	Coverage ratio in 2001 is lower than other periods presented due to adverse mortality results, claims associated with the terrorist attacks on September 11, 2001, losses associated with the AFJP business, and $68.4 million in net realized capital losses.